UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02029906

NO ACT
P.E 12-20-2001
1-03034

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Robert J. Joseph
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated December 20, 2001

Dear Mr. Joseph:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Xcel by Linda Sourbis, the Academy of Our Lady of Lourdes, the General Board of Pension and Health Benefits of The United Methodist Church, and Sisters of St. Joseph of Carondelet. We also have received a letter on the proponents' behalf dated January 10, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Linda Beth Sourbis
c/o Michael Passof
As You Sow
540 Pacific Avenue
San Francisco, CA 94133

Sister Zoa Braunwarth OSF
Franciscan Sisters of Rochester
Academy of Our Lady of Lourdes
1875 Oakdale Avenue, #104
West St. Paul, MN 55118

Vidette Bollock Mixon
General Board of Pension and Health
Benefits of The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Joanne Tromiczak-Neid
Sisters of St. Joseph of Carondelet
St. Paul Province
1884 Randolph Avenue
St. Paul, MN 55105

JONES, DAY, REAVIS & POGUE
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

December 20, 2001

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders Linda Sourbis, the Academy of Our Lady of Lourdes, the General Board of Pension and Health Benefits of The United Methodist Church, and Sisters of St. Joseph of Carondelet (the "Proponents") from its 2002 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 18, 2002. The definitive copies of the 2002 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 13, 2002. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2002 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, and for your convenience also set forth below, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

CHI-1193742v4

The Proposal

Energy Sourcing Policy

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having a overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from the Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2000 energy portfolio (Xcel Energy Annual Report, 2000, p. 9).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and is negotiating additional purchasing contracts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities Commission, in legislation filed in the Minnesota state legislature, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS a 1999 Canadian Interfaith Church Inquiry into northern hydro development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples is an "ecological and moral catastrophe."

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image - all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.

Background

This Proposal is similar to a proposal submitted by Ms. Sourbis for inclusion in last year's proxy statement. Although the Staff did not agree with our assertion that last year's proposal could be excluded, we respectfully request that the Staff review the arguments set forth below and reconsider the position it took last year. We recognize that much of the information provided in this "Background" section was included in our submission last year, however, for the convenience of the Staff we will again describe the history and circumstances surrounding this Proposal. Although the Proposal was submitted to Xcel Energy, the substance of the Proposal relates to a dispute between four parties, Manitoba Hydro-Electric Board (a large Canadian utility company), the Province of Manitoba, the government of Canada and the Pimicikamak Cree Nation (sometimes also referred to as the Cross Lake Nation). These parties are unrelated to, and unaffiliated with, Xcel Energy. Because of the complex nature of this dispute and its relevance to the Proposal, a discussion of the Company's understanding of the facts of the situation may be helpful. Because the Company is not a party to this dispute and has no first hand knowledge of the facts involved, for purposes of this letter the Company has had to rely on information provided to the Company by Manitoba Hydro and information that the Company has been able to gather from publicly available sources. Although the Company has attempted to verify the information, the Company disclaims any responsibility for the accuracy of the information in this letter as it relates to Manitoba Hydro, its projects and plants, the Province of Manitoba, the Canadian national government and the Indigenous People in Manitoba.

In 1970, Canadian power companies began planning for the construction of specific large hydroelectric power stations on the Nelson River in Manitoba. In 1971 formal discussions were begun with the indigenous people in the affected parts of Northern Manitoba. Thereafter the five First Nations of Cross Lake, Nelson House, Norway House, Split Lake and York Factory voluntarily formed an organization called the Northern Flood Committee to hold joint consultations with Manitoba Hydro and the Governments of Canada and Manitoba about the construction of the power stations. This Northern Flood Committee negotiated the Northern Flood Agreement (the "Agreement") with Manitoba Hydro, and the governments of the Province of Manitoba and Canada. The Agreement was signed by Manitoba Hydro, the governments of Manitoba and Canada and The Northern Flood Committee representing each of the five First Nations, including the Pimicikamak Cree (Cross Lake) Nation, in 1977. The Agreement says that Canada, Manitoba and Manitoba Hydro have specific obligations to the people of each of the five First Nations. These obligations include the provision of replacement land, remedial works, compensation and other programs. First Nations' members can make claims to an independent arbitrator for compensation for adverse effects of the project if they are not otherwise resolved. Where claims are clear and easily evaluated, they are settled by negotiated agreement. If the claim cannot be settled, the parties agree to abide by the decision of the arbitrator, with opportunity for further review by the courts in certain circumstances. In all cases to date, either Canada, Manitoba or Manitoba Hydro has funded the reasonable costs of lawyers and consultants hired by the First Nations in pursuing the claims. Manitoba Hydro itself has spent in excess of $33 million for lawyers and consultants fees for the First Nations. The parties to the Agreement have been settling claims since the Agreement was put in place. Since the 1970's, Manitoba Hydro and the governments of Manitoba and Canada have contributed in excess of $90 million to implement the obligations under the Agreement. The Agreement, including subsequent implementation agreements, continues to govern the relationship between Manitoba Hydro and the five First Nations.

By the late 1980's, all of the parties to the Agreement had become frustrated with the slow process of filing claims, gathering evidence and the other formalities associated with arbitration. The claims process is very expensive for all parties, demanding a great deal of time from lawyers and consultants.

Approximately 11 years ago, proposals were made by the Northern Flood Committee on behalf of the five First Nations to move beyond the claim-by-claim approach, to a comprehensive approach which would provide significant funds to the communities and allow them to take over implementation of the Agreement in ways that best meet their own needs.

After detailed negotiations, four of the five First Nation communities – Split Lake First Nation, York Factory First Nation, Nelson House First Nation, and Norway House Cree Nation signed separate comprehensive implementation agreements with Canada, Manitoba and Manitoba Hydro worth a total of about $229 million, in Manitoba Hydro bonds and cash. The Province of Manitoba also contributed an enhanced lands package to each of these First Nations.

Similar negotiations took place with representatives of Cross Lake First Nation leading to a proposal in 1993 which would have included, among other things, protected funding for the Cross Lake First Nation of about $110 million in addition to what had been spent to that date. While the details of this arrangement were being negotiated, benefits continued to flow to the Cross Lake First Nation as an additional $8.27 million was advanced to them between 1993 and 1997. This proposed implementation agreement would have resulted in the resolution of all foreseen and foreseeable adverse effects of the hydroelectric projects, with the exception of claims arising from personal injury and death, which would remain the responsibility of Manitoba Hydro. Future claims for effects that are not foreseeable today would also remain the responsibility of Manitoba Hydro under the original Agreement.

In October 1997, after an election for Chief and Council, the new Band Council of Cross Lake notified Manitoba Hydro and the governments of Canada and Manitoba that the Cross Lake Nation wished to abandon the negotiations for a comprehensive implementation process and that they preferred to implement the Agreement in accordance with their interpretation of its original terms. Since that time, Manitoba Hydro and the governments of Manitoba and Canada have continued to work with the Cross Lake First Nation to implement the Agreement.

For over 20 years, the Company has had long-term power purchase and exchange agreements with Manitoba Hydro. The Company currently has several such agreements in place. The largest of those power purchase agreements, 500 Mw, expires in 2005. The two other exchange agreements have terms expiring in 2016 and 2019. The Company is currently in negotiations with Manitoba Hydro on a new agreement to begin in the spring of 2005 to replace the 500 Mw agreement expiring in 2005. These negotiations grew out of a competitive bidding process where the Manitoba Hydro proposal was evaluated against all proposals submitted in response to a widely distributed RFP. The new contract has a lower capacity factor associated with it and, thus, will result in less total energy transferred from Manitoba Hydro to Xcel Energy than under the current 500 Mw agreement. This contract, and the resulting environmental and other externalities, were addressed and approved by the MPUC following extensive hearings.

Discussion of Reasons for Omission

I. Rule 14a-8(i)(6) - THE PROPOSAL MAY BE OMITTED IF THE COMPANY WOULD LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

The Proposal asks the shareholders to recommend to the board of directors that the board develop and implement certain policies and practices. The Company cannot effectively implement the Proposal because its power supply is heavily regulated by the Minnesota Public Utility Commission. Under Minn. Stat. §216B.2422 and Minn. Rules chapter 7843, the Company is required to submit a biennial integrated resource plan that details how the Company will meet its power needs over the next fifteen years. This plan describes how much power will be internally generated (and the percentage of each type of fuel source for that generation), how much purchased power is already contracted for (and from where) and how the Company intends to fill any remaining needs. As part of this process, the MPUC examines the types of fuel source being utilized (i.e., fossil fuel, renewable energy and nuclear) and the MPUC is required to either approve the plan or require that the Company modify its plan in certain respects. Once the plan is approved by the MPUC, the Company cannot deviate from the Plan without specific MPUC authorization. Moreover, long term supply arrangements over 12 MW must be submitted for approval by the MPUC.

In this particular situation, the MPUC has very recently approved both the Company's current biennial resource plan and the choice of Manitoba Hydro, in particular, to supply part of the Company's power needs. In fact, during the MPUC hearings regarding the approval of the Manitoba Hydro contract, the Pimicikamak Cree Nation made many of the same arguments set out in the Proposal. At the conclusion of the hearings, the MPUC stated, "under the unique facts of this case, the Commission deems the socioeconomic impacts of this generation to be adequately internalized by Manitoba Hydro pursuant to the December 16, 1977 Northern Flood Agreement. ... Based on its review, the Commission finds that the treaty provides comprehensive relief for 'all the adverse results of the Project', i.e. the negative socioeconomic effects of the hydro projects at issue in this matter. ... Based on this analysis, then, the Commission concludes that to the extent that socioeconomic costs have been or will be incurred by the PCN and its members due to the generation in question, these costs are assumed to have been internalized by Manitoba Hydro and, hence, already reflected in the bid price. In these circumstances, the Commission finds that NSP has given adequate consideration to the socioeconomic costs as required by Minn. Stat. §216B.2422, subd. 3 and no further examination and evaluation of Manitoba Hydro's bid in light of such costs is necessary." From the Commission's February 7, 2001 order. Docket No. E-002/M-99-888.

Therefore, even *if* the Proposal were included in the Company's proxy materials, *if* the shareholders approved it and *if* the board developed the policies requested in the Proposal, neither the board nor management would be able to implement such policies without obtaining further specific approval of such policies by the MPUC. The Company could not guarantee that such approval would be obtained. In fact, based on the results of the most recent hearing, it seems unlikely that the MPUC would endorse such policies if it resulted in higher prices for Minnesota consumers.

This situation is very similar to the one presented in *American Home Products Corp.* (February 3, 1997). In that case, the proponents requested that advertising and literature associated with the company's product incorporate certain warnings. The Staff took a no-action position stating that the proposal was excludable from the company's proxy materials under former Rule 14a-8(c)(6) because it would be beyond the company's power to lawfully effectuate the proposal as the company was not "free to add statements to its products labeling without regulatory approval or to add precautionary language to its advertisements beyond those approved for the product labeling". The Staff similarly took a no-action position in *Alza Corporation* (February 12, 1997). In that case, the proponent requested that the company change the content of its product advertising and literature to address specific warnings related to its product. In that instance, the Staff permitted the company to omit the proposal under former Rule 14a-8(c)(6) because the company did not have the unilateral authority to change the content of its product advertising and literature without the involvement and approval of The Food and Drug Administration and thus did not have the power to effectuate the proposal as requested by the proponent. The Proposal contemplated here cannot be effectively distinguished. The Company does not have the unilateral power to implement the policies the Proponents advocate the Company undertake because, just as in *American Home Products Corp.* and *Alza Corporation*, specific governmental authorization is required before the Company can act. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal as it must first obtain governmental approval before it can implement the Proposal.

II. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

If the Commission does not agree with the Company that the Proposal can be excluded from the Company's proxy materials under Rule 14a-8(i)(6) because it is beyond the Company's authority to implement, then the Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal clearly falls within the purview of ordinary business operations. The Company is in the business of providing electric power to its customers. This power can be derived from different sources and different suppliers. Electric power, however, is a fungible product, and the Company's management works constantly to provide value by efficiently generating and transmitting power to its many customers. Every day the Company's management must make difficult decisions involving numerous factors regarding the most efficient means to fill the community's power needs including whether to generate power from its own generating plants or to purchase power from other suppliers. There are many factors that go into these decisions, factors that the management is in the best position to evaluate. Just as the Commission has said that the retention of suppliers is an ordinary business issue, so is the Company's choice of power suppliers an ordinary business decision. Further, Minnesota Statute 302A.201, Subdivision 1, provides that "the business affairs of a corporation shall be managed by or under the direction of a board" and the Company's choice as to whom to purchase power from clearly is a business decision which is to be decided upon by the board of directors and is outside the purview of shareholder oversight.

Although the Proponents attempt to portray the Proposal as involving broad social and environmental policies, this just isn't the case. Although the Proponents mention several renewable energy sources such as biomass and wind energy, they do not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more renewable sources of energy. Rather, Proponents are requesting that the Company replace one specific type of renewable energy from one particular supplier with other renewable sources of energy. As such, this is not an argument about broad, social policy. This is a dispute over compensation between two parties, neither of whom is the Company. The Proposal is intended to keep the Company from buying power from one particular company, Manitoba Hydro, because of that company's relationship with one particular group of people. Despite the Proponents attempt to equate the Proposal to a broad social issue by making unsupported and inflammatory statements regarding environmental racism, 9 of the 13 clauses in the Proposal (including the supporting statement) refer to Manitoba Hydro or the Pimicikamak Cree Nation, or both. Almost every word and every argument relates to those two parties. Clearly the intent of the Proposal is to stop Xcel Energy from buying power from Manitoba Hydro.

This situation is very similar to the one presented in *College Retirement Equities Fund* (available September 7, 2000). In that case, the proponents requested that the company divest its holdings in Freeport McMoRan Copper and Gold because Freeport McMoRan allegedly creates environmental hazards for the indigenous populations and for various other reasons. In that instance, the Staff permitted the company to omit the proposal under Rule 14a-8(i)(7) because "the Proposal is directed at the decision to sell CREF's position in one specific portfolio company. As indicated in the letters you have cited, the Staff believes that the ordinary business operations of an investment company include buying and selling of portfolio securities." In the Company's situation, its portfolio is power. The ordinary business of an energy company is buying and selling power. This Proposal is directed at keeping the Company from buying power from one particular supplier.

The Company's situation is analogous to that of *Potomac Electric Power Company* (available February 26, 1992). In that letter, the Staff opted to take a no action position with respect to a proposal that recommended that the board of directors should adopt certain policies with respect to the use of independent contractors. In that case, as in this one, the proponent attempted to establish criterion to influence the selection of third party vendors. Moreover, in both cases the proposal sets forth criterion to be followed when dealing with independent entities. In *Potomac* the proposal attempted to require the board to "use no contractor which fails to pay adequate health and welfare and pension benefits, or which pays substandard wages." The Staff found this to be within the purview of the ordinary course of business exception because it was directed at specifying criterion to be used by the company in selecting contractors. The Proposal contemplated here cannot be effectively distinguished. In this case the proposal attempts to require the board to obtain power from resources that do not have "undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples." Clearly the Proponents intend to force the Company to utilize a power supplier other than Manitoba Hydro.

We recognize that in the past the Staff has chosen not to take a no action position when significant policy issues are involved in the choice of suppliers. *See Ford Motor Co.* (March 12, 1998) and *Phillip Morris, Cos. Inc.* (February 9, 2000). However, in those cases, the policy issues were such that they transcended the day to day business matters and raised policy issues so significant that they could be appropriate for a shareholder vote. Issues such as nuclear power and safety, the use of slave labor and the use of genetically altered ingredients have all been found to be significant policy issues eligible for shareholder action because they profoundly impact society as a whole. That is not the case here. As discussed above, in this case the issue is solely related to a contractual dispute between one tribe (the Pimicikamak Cree Nation) and Manitoba Hydro, one of the Company's suppliers. The Pimicikamak Cree Nation and Manitoba Hydro had entered into a valid agreement. Four of the other tribes then agreed to a more comprehensive agreement, and after initially supporting such a comprehensive agreement, the

Pimicikamak Cree Nation declined to participate. Apparently, the Pimicikamak Cree Nation and Manitoba Hydro have not yet resolved their differences. The Proposal appears to be an attempt to provide the Pimicikamak Cree Nation with bargaining leverage in its negotiations with Manitoba Hydro and the Canadian governmental entities that are parties to the Agreement. Obviously, a contractual dispute, no matter how honestly or vigorously contested, is not a pervasive social policy. Consequently, this proposal falls well outside the limits of a social policy issue that transcends the ordinary course of business. We recognize that the Staff disagreed with the Company's position last year, but we urge the Staff to reconsider and determine that the Proposal may be excluded because it relates to the ordinary course of business for the Company.

III. Rule 14a-8(i)(5) — THE PROPOSAL MAY BE OMITTED IF IT RELATES TO OPERATIONS WHICH ACCOUNT FOR LESS THAN 5% OF THE COMPANY'S ASSETS, NET EARNINGS AND GROSS SALES, AND IS NOT OTHERWISE SIGNIFICANTLY RELATED TO THE COMPANY'S BUSINESS.

Under Rule 14a-8(i)(5), for a shareholder proposal to be excluded, the company must meet the following two conditions: (1) the proposal must relate to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year; and (2) the proposal must deal with a matter that is not significantly related to the company's business.

The subject matter of the Proposal does not meet the economic thresholds set forth above. The Proposal does not relate to operations of the Company which account for 5% of the Company's total assets for the year ended December 31, 2000 or for 5% of its net earnings and gross sales for the 2000 fiscal year. Specifically, as cited by the Proponents, the subject Manitoba-Hydro agreements account for only 4% of Xcel Energy's regulated electric supply. Accordingly, these contracts represent a correspondingly small percentage of the Company's net earnings and gross sales for the 2000 fiscal year.

Further, the Proposal may be omitted from the Company's proxy statement because it is not significantly related to the Company's business. Although the Proponents desire to represent the Proposal as involving social and environmental policies, they ultimately fail in their attempts. The Proposal is clearly intended to keep the Company from purchasing power from Manitoba Hydro only because of that company's relationship with a particular group of people and is not related to social or environmental policies. The Proposal is only aimed at preventing the Company from buying power from one particular supplier, not at addressing social or environmental policies.

This particular case is analogous to that of *Merrill Lynch & Co, Inc.* (available January 21, 1994). In that letter, a no-action position was taken by the Staff with respect to a proposal that recommended that the board of directors should prepare a report on why the company has participated in a bond offering for a hydro-electric project and a summary of the company's policy on future involvement with the hydro-electric project, among other things. In that proposal, the proponents stated that Merrill Lynch's actions as an underwriter for bonds of Hydro-Quebec contributed to hydro-electric projects that would hurt the environment in northern

Canada and harm indigenous tribes. Merrill Lynch responded in its letter to the Staff that it believed that any social policy concerns raised by the proponents related not to the business of the company, but rather to the policies of another country. The Staff agreed that Merrill Lynch could exclude the proposal because no link had been established between Merrill Lynch's business and the hydro-electric projects, and the proposal was not otherwise significantly related to Merrill Lynch's business. No distinction can be made from the Proposal set forth by the Proponents. The Proposal simply does not involve social or environmental policies of the Company, but involves policies of Manitoba Hydro. Social or environmental policies that are raised by the Proposal, if any, relate to Manitoba Hydro's operations and there is no meaningful relationship to Xcel Energy's business. No nexus has been established between Xcel Energy's business and the business of Manitoba Hydro and the Proposal is not otherwise significantly related to Xcel Energy's business.

IV. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Proponents have made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponents' Statements:** "*WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422)*"; "*WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).*"

Read together, these statements are misleading because they imply that Xcel Energy does not comply with the Minnesota law regarding renewable energy. This is false. Northern States Power ("NSP"), Xcel Energy's Minnesota utility, is in compliance with all state requirements regarding renewable energy. Moreover, the Proposal implies that mandatory renewables standards were adopted in Minnesota as part of restructuring legislation. This is not true. Minnesota has not adopted any restructuring legislation. Rather as part of a more general energy bill, the Minnesota legislature adopted as a "goal" that utilities make an effort to generate 1% of their energy from certain specified emerging and currently uncompetitive technologies. However, the Minnesota legislature specifically rejected the imposition of mandatory standards for utilities generally. The Company is subject to certain renewable levels as a result of proceedings relating to the authorization of spent nuclear fuel at NSP's nuclear facilities, and is currently in compliance with these requirements. In fact, NSP has commitments for approximately 446 Mw of wind energy and 125 Mw of biomass, for a total of 572 Mw (or approximately 7% of NSP's total supply).

2. **Proponents' Statement:** "*WHEREAS hydro power can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social*

destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states."

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. Indeed, due to prior misleading statements in a press release by Pimicikamak Cree Nation representatives concerning Minnesota law, the Chairs of the Minnesota legislative committees have clearly stated that under Minnesota law Manitoba Hydro hydroelectric power fully meets the Minnesota definition of renewable energy. In a letter to Manitoba Premier Gary Doer and Manitoba Hydro President Bob Brennan, Chair Ken Wolf and James Metzen explained: "The Energy Security and Reliability Act reconfirms that hydroelectricity is classified as a renewable energy source in the state. In fact, the Act directs utilities to file 'green pricing' tariffs for renewable energy, utilizing the current broad statutory definition of renewable energy, which includes all hydroelectric power."

Proponents' assertion that Manitoba Hydro's operations cause extensive ecological and social destruction is unfounded and untrue. In accordance with note (b) to Rule 14a-9, the Staff in numerous no-action letters has agreed that a proposal containing material which directly or indirectly impugns the integrity or directly or indirectly makes charges concerning improper or immoral conduct without factual foundation may be omitted from a company's proxy materials. See, e.g., *Niagra Mohawk Power Corporation.* (available February 25, 1993); *CCBT Bancorp, Inc.* (available April 20, 1999); *American Broadcasting Cos.* (available March 21, 1984). These statements impugn the integrity of the Company and make charges of improper or immoral conduct without factual foundation.

3. **Proponents' Statement:** *"WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production."*

Proponents assert and imply that the lands of the Cross Lake Nation have been totally or substantially damaged. This is just not true. In order to appreciate this issue, some further information about the area is useful. The total area of the Province of Manitoba is approximately 160,640,000 acres. The total area "flooded" for hydro-electric development in all parts of Manitoba is approximately 610,000 acres. Most of this activity (about 55%) occurred 35 years or more ago before the hydro plants that the Pimicikamak Cree Nation is complaining about were even built. In the northern areas affected by the Agreement, the total area flooded was approximately 302,000 acres. No tribal reserve land at Cross Lake was flooded, although approximately 35,000 acres of land was flooded in their traditional resource area. As a point of comparison, the total Cross Lake traditional resource area exceeds 3,600,000 acres.

Given that hydro-electric power is generated by fast-flowing water, the flooding in this case tends to occur in areas of the Nelson River containing numerous rapids and dangerous fast water which were not normally used as a navigation routes before the Project. In some cases, the new forebays have become prime waterfowl and moose hunting area of the Cross Lake people.

The significant physical effects of the hydroelectric projects on Cross Lake itself have largely related to a reversal of seasonal flows, with higher water levels in the winter period and lower levels in the summer. This caused some serious concerns after construction of the project. Thereafter, the construction of the Cross Lake Weir in 1991 minimized fluctuations in water levels and, while this is not a full indicator of the significance of residual effects, brought the open water average levels at Cross Lake to within one foot of pre-project levels.

Proponents assert, without factual foundation, that the food supplies have been poisoned. Although increased methyl mercury levels in fish have been linked generally to the flooding of terrestrial areas, flooding did not occur at Cross Lake, which is the main area fished domestically, and mercury levels did not increase at Cross Lake as a result of the project. Methane and carbon dioxide are the natural products of decay of dead vegetation, whether on land or under water. Scientists now believe that the greenhouse gas releases caused by hydroelectric reservoirs in northern Canada represent a very small percentage – less than 3% – of the emissions of coal-fired generators producing an equivalent amount of energy.

Proponents also assert that the means of livelihood of the Cross Lake Nation have been damaged. The three major sources of income from this area are trapping, commercial fishing and domestic fishing.

- **Trapping** – Trapping has continued annually at Cross Lake following the hydro projects, although some aquatic species were affected. The Province of Manitoba and Manitoba Hydro have provided in excess of $3.3 million to the community for programming, mitigation and cash compensation related to trapping. The world market for furs has had more of an impact on the trapping industry in Cross Lake, and Manitoba generally, than environmental impacts from hydroelectric developments. Between 1961 and 1975 the average number of trappers and helpers involved in trapping annually at Cross Lake was 172 people, while since that time, an average 169 individuals have participated in trapping activities annually.

- **Commercial Fishing** – Commercial fishermen from Cross Lake have continued to fish in every year since the projects were put in place. In the 1990's, average gross income for commercial fishermen from Cross Lake has been considerably better than incomes occurring over the more than 50 years for which data is available (even before counting compensation from Manitoba Hydro). Historically, approximately 22 individuals from Cross Lake have been involved in fishing commercially.

- **Domestic Fishing** – although fishing for local consumption (domestic fishing) declined following the hydro projects, Cross Lake continued to be harvested on an annual basis. The Province of Manitoba and Manitoba Hydro have funded programs to encourage domestic fisherman to continue to fish (by paying Cross Lake fisherman for fish delivered to the community), and have provided additional cash compensation to purchase fish from outside sources, when necessary. As a result, sufficient fish have been provided to meet community needs, while a total of over $9.0 million has been paid in the form of programming and cash compensation for impacts to the domestic fishery.

4. **Proponents' Statement:** *"WHEREAS Xcel Energy's power purchases from Manitoba Hydro make our company vulnerable to charges of environmental racism, potentially costly litigation and a negative public image-all of which can have the adverse outcome of jeopardizing long-term shareholder value."*

When the foregoing statements are read together, they show that the Proponents are accusing the Company of improper or immoral conduct – namely, environmental racism. These statements are clearly unfounded and inflammatory. They also impugn the integrity of the Company and are without a factual basis. In fact, Proponents have not provided any factual foundation for their statements or their opinions. In the Staff's response last year, the Staff agreed with the Company's assertion that this portion of the supporting statement may be materially false or misleading unless recast as Proponents' opinion.

5. **Proponents' Statement**: *"WHEREAS concerns about the adverse environmental socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utility Commission, in legislation filed in the Minnesota state legislature, by religious and political leaders, human rights and environmental organizations, the media and consumers."*

The statement is misleading in several respects. While the Pimicikimak Cree Nation attempted to raise issues at the Minnesota Public Utilities Commission, the Commission expressly rejected Pimicikimak Cree Nation's arguments, found that the arguments raised were addressed by the Northern Flood Agreement and refused to insert itself into a dispute between non-Minnesota parties. Further, there is no legislation currently before the Minnesota legislature regarding these issues. One bill was introduced two years ago, but that bill never received a hearing and is no longer before the legislature.

V. Rule 14a-8(i)(2) — THE PROPOSAL MAY BE OMITTED, IF THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE REGISTRANT TO VIOLATE ANY STATE OR FEDERAL LAW.

The Company cannot effectively implement the Proposal without clearly violating state contract law provisions. The Company has valid existing agreements with Manitoba Hydro that will last at least until 2005 and in some cases for many years beyond that.

Passage of the shareholder resolution would require the board to implement policies and practices requiring the Company to obtain power supplies from sources that do not have undue, adverse environmental and socioeconomic consequences on the Pimicikamak Cree Nation. The Proposal argues that the present energy agreement between the Company and Manitoba Hydro has had the effect of imposing undue adverse environmental and socioeconomic consequences on the Pimicikamak Cree Nation. Therefore, in order to comply with the Proposal the Company's board of directors would have to extricate the Company from a series of duly executed contracts, thereby unilaterally breaching a series of existing contracts in violation of state law. In the past, the Staff has taken a no action position in similar circumstances. *See Brunswick Corp.* (available January 31, 1983); *Mobil Corp.* (available February 20, 1985). In those cases, as in this one, the proponent urged the company to extricate itself from valid, existing agreements. The Company cannot possibly implement this agreement without extricating itself from valid agreements and thereby violating the law.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2002 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

RJJ/JDRP

cc: Ms. Linda Sourbis
Academy of Our Lady of Lourdes
General Board of Pension and Health Benefits of The United Methodist Church
Sisters of St. Joseph of Carondelet

EXHIBIT A

ENERGY SOURCING POLICY

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having a overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2000 energy portfolio (Xcel Energy Annual Report, 2000, p. 9).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and is negotiating additional purchasing contracts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities Commission, in legislation filed in the Minnesota state legislature, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS a 1999 Canadian Interfaith Church Inquiry into northern hydro development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples is an "ecological and moral catastrophe."

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image – all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 10, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Via email

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church, the Academy of our Lady of Lourdes, the Sisters of St. Joseph of Carondelet and Ms. Linda Sourdis (who are jointly referred to hereafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Xcel Energy Inc. (hereinafter referred to as "Xcel" or the "Company"), and who have jointly submitted a shareholder proposal to Xcel, to respond to the letter dated December 20, 2001, sent to the Securities & Exchange Commission by Jones, Day, Reavis & Pogue on behalf of the Company, in which Xcel contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(2), 14a-8(i)(5), 14a-8(i)(6), 14a(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Xcel's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to develop future power sources which do not adversely impact the Pimicikamak Cree Nation.

Background

We refer the Staff to Appendix A to this letter, which sets forth the background information which was contained in the letter, dated January 31, 2000, from the undersigned to the Staff of the SEC in opposition to the Company's December 20, 2000, (unsuccessful) no-action letter request of last year.

We note that the Background section of the Company's letter is virtually word for word identical to the letter sent last year on behalf of the Company, with the sole exception of the addition of subsequent information (bottom p.5) concerning negotiations to renew the 500 Mw supply contract with Manitoba Hydro which expires in 2005.

Rule 14a-8(i)(2)

The Company argues that it cannot implement the proposal because to do so would cause it to violate Minnesota law. This argument is based on the proposition that in order to implement the proposal the Company would be required "extricate [itself] from a series of duly executed contracts, thereby breaching [those] contracts in violation of state law". Nothing could be further from the truth. The Proponents' shareholder proposal *explicitly* states that it is applicable only to future contracts. Thus, the proposal requests the Company's Board to develop policies with respect to "future power supplies". Since the shareholder proposal pertains only to future contracts, it cannot possibly cause the Company to breach existing contracts. Consequently, the implementation of the shareholder proposal would not violate state law and the proposal cannot be excluded on Rule 14a-8(i)(2) grounds.

The Company made essentially the same argument last year, which the Staff quite properly rejected. See Xcel Energy Inc. (February 5, 2000). Nevertheless, in order to obviate any possible reasonable argument on this matter, the Proponents this year added the word "future" to modify the word "power supplies". Despite that modification, the Company has persisted in making an unreasonable argument.

In summary, the Company's 14a-8(i)(2) argument is clearly frivolous.

Rule 14a-8(i)(6)

The Company's Rule 14a-8(i)(6) argument is essentially of the same nature as its Rule 14a-8(i)(2) argument.

The Company's argument requires the word "implement" to bear more weight than it possibly can. The word "implement" in the shareholder proposal simply means that any policy developed by the Company should not be a mere paper policy but should actually be acted upon. The policy would be fully implemented if the Company were to request the Minnesota Public Utility Commission to approve a plan based on such policy, even if the Public Utility

Commission were to reject the Company's petition. Since it clearly is within the power of the Company to make such a request, Rule 14a-8(i)(6) is not violated by the proposal. If the Staff were to believe that it was necessary, we would be pleased either to add the words "to the extent possible" after the word "implement" or simply to omit the words "and implement". However, even as presently drafted Xcel has not met its burden of proving that the proposal cannot be implemented.

Rule 14a-8(i)(7)

Once again, the Company's argument is virtually a verbatim repeat of the unsuccessful argument that it made last year (the only exception being the citation to the section of the Minnesota corporation code which states, as do all state corporation statutes, that the business and affairs of the corporation shall be managed by or under the control of the Board). Last year, the Staff quite properly rejected the Company's argument. No reason appears why the Staff position should be changed. In Release 34-40018 (May 21, 1998), the Commission discussed when the Staff might change its interpretation of the application of the ordinary business exclusion to a social issue. The Commission stated:

> From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals

The Company has advanced no new arguments and there has been no significant change in the wider world that would cause the Staff to reconsider its position. Therefore, the Staff should simply reaffirm the position which it took last year to the effect that the Proponents' shareholder proposal is not excludable under Rule 14a-8(i)(7).

For the benefit of the Staff, we attach as Exhibit B the argument with respect to (i)(7) which was set forth last year in our letter contesting the Company's no-action request.

Rule 14a-8(i)(5)

The Company has the burden of establishing the applicability of any of the grounds for exclusion set forth in Rule 14a-8. Rule 14a-8(g) (Question 7). The Company has clearly failed to meet this burden.

A.

The Company has failed to sustain the burden of proving that it receives less than 5% of its power from Hydro Manitoba. It has supplied neither the amount of power purchased in 2000 by Xcel from Hydro Manitoba nor the total amount of power sold by Xcel in 2000. (Nor has it supplied figures for the year 2001.) Instead, the Company quotes from the Proponents' fifth

Whereas clause, without actually affirmatively stating that the 4% figure is correct. In fact, that Whereas clause (as noted in the Proponents' proposal) relies on the Company's annual report for the year 2000. That report shows a pie chart for the Company's "Energy Supply". Xcel does not state that those were the actual percentages for the year 2000 and thus the pie chart is ambiguous as to whether it is referring to the actual year 2000 figures, the projected year 2001 figures or has been calculated by some other method (such as averaging a number of past years or projecting a number of future years). Thus, the Company has failed to establish that the power which it obtains from Manitoba Hydro represents less than 5% of its gross sales for its most recent fiscal year.

In addition, the Company has failed to provide any figures as to the profitability of its Manitoba Hydro power purchases. Even if such purchased power was, indeed, only 4+% of Xcel's gross sales, that percentage proves nothing as to its net profits on the purchased power. It is perfectly possible that Xcel has a higher profit margin on its purchased power than it has on its internally generated power. Thus, even if the Hydro Manitoba purchases were but 4% of gross sales, the profit on those sales could easily exceed 5% of its net earnings. The Company has therefore failed to establish that the profits on the power which it obtains from Manitoba Hydro represents less than 5% of its net earnings for its most recent fiscal year.

In short, the Company has failed in two separate ways to meet its burden of establishing that the Hydro Manitoba supply contracts are not economically significant to it.

B.

In order for a shareholder proposal to be omitted by virtue of Rule 14a-8(i)(5), that proposal must not merely be economically insignificant to the registrant, but the registrant also has the burden of proving that the shareholder proposal is "not otherwise related to the company's business". Again, the Company has failed to meet this burden of proof.

During the revision of the Shareholder Proposal Rule in 1982-83, the Commission, in Release 34-19135 (October 14, 1982) stated with respect to its proposed revision of exclusion (c)(5) (now (i)(5)) (which proposal was subsequently adopted by the Commission in Release 34-20091 (August 16, 1983)):

> Under such a revised paragraph (c)(5) a proposal would not be excludable, notwithstanding its failure to meet the specified economic thresholds, if a significant relationship to the issuer's business is demonstrated. . . . Historically, the Commission's staff has taken the position that certain proposals, while relating to only a small portion of the issuer's operations raise policy issues of significance to the issuer's business.

We believe that it is clear that the Proponents' shareholder proposal raises important policy issues not in the abstract, but as they directly impact Xcel.

The Proponents' shareholder proposal raises significant policy issues concerning both the environment and the rights of native peoples. (See Appendix A.) The Staff has opined in the past that a shareholder proposal which addresses important issues relating to native rights and to the environment cannot be excluded even though the issue is economically insignificant to the issuer. *Occidental Petroleum Corporation* (March 6, 2000); *Occidental Petroleum Corporation* (February 9, 1999); *Unocal Corporation* (March 6, 1996); *Unocal Corporation* (March 2, 1995); *Exxon Corporation* (January 30, 1995).

Furthermore, a similar inquiry is made with respect to exclusion (i)(7), i.e. whether the proposal raises an important policy issue. Again, in connection with this exclusion, the Staff has consistently held that shareholder proposals which implicate native rights and the environment raise important policy issues, most recently last year in rejecting Xcel's (i)(7) argument on this very proposal. *Xcel Energy Inc.* (February 5, 2001). See also *Occidental Petroleum Corporation* (March 6, 2000); *Occidental Petroleum Corporation* (February 9, 1999); *Unocal Corporation* (March 6, 1996).

Since it is clear beyond cavil that the Proponents' shareholder proposal addresses important native rights and environmental issues, the only question is whether these concerns are sufficiently related to Xcel so as to raise important policy concerns with respect to that issuer. *We believe that there can be no doubt but that such policy concerns are directly applicable to* Xcel. As noted in Appendix A, it is Manitoba Hydro's largest customer, and can only be expected to become an even larger customer. In turn, Xcel's Northern States Power subsidiary (*which is the most important of its three major power subsidiaries) is wholly dependent on* Manitoba Hydro, which is Northern States Power's largest single source of power, and one of largest, if not the largest, in the whole Xcel system.

Finally, we note that the Commission is required by law to give special consideration to environmental questions. See 42 U.S.C.A. 4332.

In conclusion, since the Proponents' shareholder proposal raises significant policy issues concerning both the environment and human rights, which issues directly impact Xcel, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponents shareholder proposal is excludable by virtue of Rule 14a-8(i)(5).

Rule 14a-8(i)(3)

I.

As background for the Staff, the historic core of Xcel's business has been Northern States Power, which is the principal electric utility in the state of Minnesota, with operations also in neighboring states. In 2000 Xcel also acquired two other major utility operations, namely Public Service Company of Colorado and Southwestern Public Service. Northern States Power is by far the largest of these three power systems, and is subject to regulation by the Public Utility Commission of Minnesota, as well as being subject to Minnesota state law.

As further background, we refer the Staff to Section 216B.1691 of the Minnesota statutes. That section sets forth the state's "Renewable energy objectives", and is so titled. Subdivision 1(a) defines "eligible energy technology" to include only hydroelectricity from facilities "with a capacity of less than 60 megawatts". (The facilities of Manitoba Hydro affecting the lands of the Pimicikamak Cree Nation are considerably in excess of 60 megawatts.) Subdivision 2(a) requires "each electric utility to "make a good faith effort" to make or obtain specified quantities of electricity generated by eligible energy technology. The goals are set at 1% in 2005, rising to 10% by 2015. See Subdivision 2(a)(1) and (2). (Not simply 1% as stated by the Company.) Utilities are required to report to the Minnesota Public Service Commission their "progress with regard to these objectives" by Subdivision 2(b).

The Company does not assert that either of the first two Whereas clauses contains any false statements. The first Whereas clause states that state law requires that preference be given to renewable sources of energy. This is true and not contested by the Company. The second Whereas clause has two statements of incontrovertible fact: (1) that some states have set minimum standards for renewable resources and (2) that less than 1% of Xcel's "existing energy supply will qualify under [Minnesota Law's] Renewable Energy *Objectives*". [Emphasis supplied]. *Again, the Company does not contest the accuracy of either of these true statements.* Instead, it ignores the clear statement that the law has set objectives and says that shareholders would infer that the statement is unrelated to objectives but rather is a statement that the law presently *requires* Xcel to use a higher percentage of renewable energy than it now does. We are unable to comprehend how any reasonable shareholder would imply from a statement about future aspirations that there was a violation of present requirements. The Company's argument is wholly without merit.

In passing, it is well to note that energy industry restructuring, despite the implications to the contrary in the Company's letter, has in fact been an issue in Minnesota, as was noted by Xcel in its 10-K for the year 2000 (page 10):

> During the summer of 2000, the Commerce Commissioner, Attorney General, Senate Majority Leader and House Speaker all publicly identified the potential shortage in electric supply as a critical issue for the coming legislative session. Each of these leaders expressed hesitation about adopting a comprehensive restructuring proposal, but they acknowledged the need for reforms in our power supply regulatory system. The Minnesota Chamber of Commerce still intends to push for a comprehensive restructuring bill. Based on the recommendations made by the Department of Commerce in their report "Keeping the Lights On," it is likely that reform of utility taxation and generation and transmission siting will be two of the issues debated by the 2001 Legislature.

2.

Again, the Company is quite unable to point to any statement that is false. (Instead, it complains about a press release.) And, once again, the Company deliberately confuses the *requirements* of the present law with the aspirations of the Renewable Energy *Objectives*, despite the fact that it is abundantly clear from the Whereas clause itself that the reference is to *objectives*.

3.

The Company made this argument, virtually verbatim, against an identical Whereas clause last year (the only difference, other than an occasional word change, is the addition this year of the last full paragraph on page 12 of the Company's letter). Last year's argument was quite properly rejected by the Staff as unfounded. The same result should obtain this year. Nevertheless, we repeat below the argument on this point that we made in our letter to the Staff last year:

> In light of the information supplied in the above portion of this letter entitled "Background", we have no doubt that the Staff will agree that the statements made by the Proponents are true beyond cavil. Indeed, the Company's own letter admits that 35,000 acres of their hunting and fishing areas were flooded.

4.

We agree that the Whereas clause should be recast as an opinion. The undersigned is authorized to, and, by copy of this letter to Company's counsel, does hereby, amend the Whereas clause by inserting the phrase "in our opinion" immediately after the word "WHEREAS".

5.

The Whereas clause lists eight instances of groups having raised the issue. (Either places where it has been raised or groups which have raised it.) The Company does not deny that the issue has been raised in these eight instances. Instead, it focuses on but two out of the eight. Thus, even if the Company were to be deemed to be correct as to these two, the remaining six have not been contested and should not be removed from the Whereas clause.

One of the two contested items concerns "legislation filed in the Minnesota state legislature". The Company contends that the statement is misleading because it was filed in a prior legislative session. We do not believe that the statement as it now stands is misleading, but if the Staff were to disagree with us, we would be happy to amend the Whereas clause by adding the words "in the year 2000 legislative session (SF 2453; HF 3499)" after the words "state legislature".

The other contested item concerns the issue "being raised at the Minnesota Public Utility Commission". [Emphasis supplied.] It does *not* say that the issue was raised by the Commission. Thus, the fact that the Commission rejected the concern is not probative on the question of the accuracy of the statement made.

In any event, even if the Staff were to deem one or more of the Whereas statements to be impermissible under Rule 14a-9, the remainder of the proposal would not be excludable by virtue of Rule 14a- 8(i)(3).

In addition, the Proponents are willing to amend the proposal to conform it to the Staff's view if the Staff were to disagree with us in any particular.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert J. Joseph, Esq.
All proponents
Michael Passoff
Ariane Van Buren
Gary Brouse
Sister Pat Wolf

EXHIBIT A

BACKGROUND

Xcel purchases much of its electricity from Manitoba Hydro, whose Churchill_Nelson River Hydro Project in northern Manitoba is one of the largest hydroelectric projects in North America. The Project is owned and controlled by the Manitoba Hydro-Electric Board ("Manitoba Hydro"), a government instrumentality.

The Churchill-Nelson River Hydro Project

The Manitoba Aboriginal Justice Inquiry, chaired by Manitoba Chief Justice A. C. Hamilton, in 1991 described the project as follows:

> The Churchill River Diversion project, which ultimately led to the Northern Flood Agreement, began to take shape in the latter part of the 1960s. The Nelson River is the major outlet of Lake Winnipeg, flowing northeast into Hudson Bay through a series of Lakes. The plan was to divert the flow of the Churchill River into the Nelson River and construct power stations on the Nelson. The Churchill would be dammed at Missi Falls at the eastern end of Southern Indian Lake. The lake would then be used as a giant reservoir, ensuring an ample flow of water in the Nelson in the middle of winter, when demand for electricity is highest.

The project was huge. It was said that the completely harnessed Nelson would be the largest power development in Canada - bigger than Labrador Churchill Falls and British Colombia Peace and Columbia river developments. Early reports put the cost at one billion dollars; later reports said three billion. The project would provide power for use in Manitoba *and for sale in the United States.* [Emphasis supplied.]

> . . . . All the initiatives helped to fuel the thinking that the Manitoba government should be cashing in on hydro_electric prospects in northern areas for the export market.

The Canadian (federal) Royal Commission on Aboriginal Peoples, which was chaired by a Court of Appeals Justice and included a Supreme Court Justice as Commissioner, stated as follows in its 1996 Final Report:

> The Churchill River Diversion has subsequently become well known for its massive scale and detrimental effects on the northern Manitoba environment and the Aboriginal peoples who live there. Although the project directly affected the lands and livelihood of five treaty communities... and one non_treaty community, *they were not consulted, nor did they give approval for the undertaking*... Reserve and community lands were either flooded or affected by dramatic changes to levels in surrounding lakes and rivers, and *traditional land_use areas were damaged or rendered inaccessible*. [Emphasis supplied.]

It is manifest that this Project adversely affected vast areas of environmentally fragile boreal environment, animal habitat and the lands of indigenous peoples as a result of river diversions, flooding, seasonal inversion of flows, shoreline erosion and devastation, and destruction of access. The consent of the affected Cree tribes, including the Pimicikamak Cree Nation, living on the affected rivers and lakes, was not obtained before the flooding and destruction of their traditional lands. The Cree peoples were also not consulted nor even given notice of the flooding, which has since caused severe environmental, social and cultural devastation to Cree traditional lands, communities and economies.

The Project has caused massive changes to water levels, flows and quality. With respect to Cross Lake, for example, which is a lake that is a typical part of the entire Churchill and Nelson Rivers system as re_engineered by Manitoba Hydro, a November 12, 1982 ruling of the then_Northern Flood Agreement Arbitrator, Judge P.D. Ferf, held as follows:

> Cross Lake, as viewed [by me] at the time (September and the water levels were up slightly from July lows) has been effectively denuded and by denuded I mean stripped of its natural geography, with consequent effects on flora and fauna, aquatic and other wildlife, and water quality. The lake as it once was, is no more...

That the lake has been for all intents and purposes denuded as I use the term, I have absolutely no doubts. To see is to believe it. One view is worth a thousand words and certainly that is the case here. As well residents claim what was once free flowing clean water has become, in part, stagnant, muddy, debris ridden with drastic effects as I shall point out. ... I am satisfied by a preponderance of evidence, that this beautiful natural lake has been, and will continue to be drastically affected by the project. Now what has been the effect on the people of these water level changes and fluctuations, and the consequent denudation of the lake. ... The Native hunters cannot get up the creeks, cannot go by boat freely up and down the lake or into its bays, as they once could. They cannot get to the natural shore in most places, on account of low or no water, weeds and mud. The moose do not now come into the lake basins, but rather feed on land locked lakes away from the main lake. . . . (Cross Lake's commercial fishery shut down in 1980 due to low water levels). . . .

> I find myself inescapably concluding that the Hydro Project, in particular the Lake Winnipeg Regulation at Jenpeg [the Control Structure near Cross Lake], and resultant manipulation of the water levels on Cross Lake, has very adversely affected the traditional lifestyle of the residents there.... There can really be no doubt in anyone's minds, least of all the residents of Cross Lake, of what has happened to their traditional lake_oriented lifestyle since Hydro's regulation of the lake and that lifestyle has been drastically altered to their detriment, and I so find...
>
> As a general statement on the effects on Cross Lake, Manitoba Hydro does not deny that the effects of the Lake Winnipeg Regulation Project, has noticeably increased the elevations on Cross lake during the winter months and noticeably decreased the elevations during the summer months. It has, in fact, almost turned the system upside down from a state of nature.

In his 1992 Report to the Parliament of Canada, the federal Auditor General described the situation as follows:

> The Hydro projects, which include the construction of up to 14 power stations and other assorted water control structures, have significantly affected the water levels and/or flows of the Nelson and Churchill rivers and Lake Winnipeg. Four stations had been completed by mid_1988. Hydro estimates that the remaining 10 stations will not be completed until 2050.
>
> ...
>
> DIAND [the Canadian federal Department of Indian Affairs and Northern Development] acknowledges that the following adverse effects, among others, have occurred:
>
> - flooding of up to 2,134 square kilometres of land, affecting 67 square kilometres of the Indian reserve lands of five communities, home to 10,000 status Cree Indians;
> - damage to recreational and commercial areas;
> - decrease in the quantity and quality of fish, including an increase in mercury toxins;
> - contamination of drinking water;
> - increased scarcity of wildlife for hunting and trapping;
> - hazards in water travel because of low water levels; and
> - increased danger in winter travel because of unexpected melting patterns of ice caused by abnormal water levels.

These statements, drawn from official Canadian government sources, clearly demonstrate that the Hydro Project struck a terrible body blow to the affected (and hitherto intact) hunter_gatherer Cree tribal societies, as well as to the Manitoba boreal aquatic and terrestrial environment upon which they depend for food, livelihood, and social and spiritual sustenance. Thus, for example, Cross Lake, part of the watershed that is home to the Pimicikamak Crees, now suffers a complete seasonal reversal of flow pattern: in the summer lake beds can be exposed, while in the winter the man_made water discharges are approximately twice as great as they normally would be as a result of increased hydroelectric generation. Ice is rendered unstable and hazardous for travel and thousand of miles of islands and shorelines are constantly eroded and destroyed.

For the Pimicikamak Crees, the Manitoba Hydro mega_project constitutes (in the words of the June 1996 interim report of the Inter_Church Inquiry into Northern Flooding in Manitoba) "a moral and ecological catastrophe":

After listening to five days of inter_church hearings into hydro_electric development in northern Manitoba, we, the commissioners, can only describe the situation of northern hydro_electric development as an ecological and moral catastrophe for northern Manitoba and its indigenous peoples.

During the hearings, we perceived a pervasive sense of ill health in the affected communities as a result of a destabilization of a very fragile ecosystem. We heard Aboriginal trappers and fishermen speak about the damaging effects of hydro dams on their livelihood. These accounts of human hardship affected us deeply.

In 1990, Manitoba Hydro constructed a weir at Cross Lake in an effort to attenuate the extreme water fluctuation effects in the immediate vicinity of the Cross Lake human settlement. This structure is claimed by Manitoba Hydro to have contributed significantly to remediation of the water fluctuations impacts of the Project at that location. The Pimicikamak Crees dispute this conclusion for that location, because the weir has only reduced extreme low water conditions, but has no effect on high level flood conditions whether in winter or at other times. Moreover, the Pimicikamak Crees' dislocation is throughout the lakes and rivers in their traditional territory, where the weir has had no effect. In support of their position, it should be noted that several of the governmental reports post-date the construction of the wier.

Traditional hunting, fishing and trapping subsistence activities of the Pimicikamak Crees, which were actively engaged in up to the time of the development of the mega_project have been interfered with and adversely affected. As a Cree Nation Elder testified before the Manitoba Aboriginal Justice Inquiry in 1991:

> *We used to make a good living out of our community...[before] the flood. When you look into the future, there is really nothing there for us, for our children [and] grandchildren.*

The same conclusion has been arrived at in various governmental reports over the years, both before and subsequent to the construction of the weir:

> The implication of these [Cross Lake water regime] changes for trapping in this area are significant...The sudden fluctuation in levels by two to four feet will cause major disruptions among beaver and muskrat populations and to a certain degree effect the mink population. Further, the cutback will occur annually, therefore, it will not be possible for these specie to re_establish themselves on a permanent basis after a period of adjustment to the new regime...losses to trapping in this area will be ongoing until such time as Cross Lake water level fluctuations are moderated through regulation of its outflow. (Lake Winnipeg, Nelson and Churchill Rivers Study Board Report, Volume 2, Appendix 8, p. 52);

> Since Jenpeg became operational, low lake levels in the open water period have made commercial fishing impractical. The commercial fishery has experienced an

> annual decline and presently residents claim there is a shortage of fish for domestic use...It has been established that the Jenpeg project has had a damaging effect on the fishery of Cross Lake. The negative impacts were assessed in terms of a decline in commercial and domestic fish production... (Nelson River Group Report, January 1986, at p.11_13).
>
> In the assessment of impacts in Volume I, it was concluded that the fur resources, primarily beaver and muskrat, were adversely affected by the Jenpeg induced water level fluctuations in Cross Lake during the period October 1 through to May 15th. (Nelson River Group Report, January 1986, at p.11_16).
>
> Fishing by residents of Cross Lake is concentrated in the on_system summer fisheries, which were the most adversely affected by the Lake Winnipeg Regulation...The fishery on Cross Lake itself has virtually ceased since 1979 due to the effects of dewatering... (Usher and Weinstein, "Towards Assessing the Effects of Lake Winnipeg Regulation and Churchill River Diversion on Resource Harvesting in Native Communities in Northern Manitoba", Government of Canada, Department of *Fisheries and Oceans*, 1991 at p.32)

The destruction of Pimicikamak Cree traditional way of life in Northern Manitoba has caused a state of crisis and despair in Cree society. Their land_based means of subsistence has been all but destroyed. There are few or no cultural or economic prospects for youth, and youth suicide is endemic. Their people face greatly elevated indicators of severe social stress, including substance addiction, overcrowding, disease and violence. As a result of the deprived conditions in their communities, many Crees are forced to drift south to Winnipeg and other urban centers, where many end up living on the streets or in prison.

The Unimplemented Northern Flood Agreement

In 1974 the five affected Cree tribes formed the Northern Flood Committee in order to protect Cree rights to whatever extent was still possible in the wake of the flooding. After prolonged negotiations with the governments of Canada and Manitoba and with Manitoba Hydro, the Cree tribes entered into a Treaty agreement with these other parties, informally known as the Northern Flood Agreement (the "NFA"), which was ratified in 1978. The Northern Flood Agreement provides *inter alia* for four acres of replacement land for each acre flooded (see Article 4), the expansion and protection of wildlife and harvesting rights (see Article 15 and Schedule D), and concerted support for economic and social development and promises of employment opportunities (See Article 18.5, Article 16, Schedule E). Manitoba Hydro and the governments acknowledged responsibility for any damages which might accrue to the Cree peoples as a result of the flooding (Preamble A, B, and C; Article 23.2) and the Cree tribes were promised that the adverse effects of the flooding on the ability of the tribes to pursue their lifestyle and activities would be addressed.

This Agreement, quite obviously, was to have been the *quid pro quo* for Manitoba Hydro's destruction of a boreal watershed environment and the habitat of the indigenous human population.

The Final Report of the Manitoba Aboriginal Justice Inquiry, chaired by the Chief Justice of the Province of Manitoba, recorded as follows:

> The Northern Flood Agreement (NFA), signed on December 16, 1977, came after more than a decade of heated public controversy in Manitoba. The controversy was protracted and it remains one of the most publicized modern disputes between Aboriginal people asserting their historical rights and a government committed to large_scale natural resource development.
>
> The Northern Flood Agreement was signed by Canada, Manitoba, Manitoba Hydro and the Northern Flood Committee representing the five First Nations (Nelson House, Norway House, Cross Lake, Split Lake and York Factory) whose reserve lands were to be flooded by the major hydro_electric projects planned. The agreement provided for an exchange of four acres for each acre flooded, the expansion and protection of wildlife harvesting rights, five million dollars to be paid over five years to support economic development projects on the reserves and promises of employment opportunities. The agreement was also to deal with any adverse effects to the "lands, pursuits, activities and lifestyles of reserve residents." The five First Nations were guaranteed a role in future resource development as well as in wildlife management and environmental protection. Certain water level guarantees were made and Manitoba Hydro generally accepted responsibility for any negative consequences that might emanate from the flooding. In return, Hydro obtained the right to flood reserve lands as part of the Churchill Diversion Project. Disputes over any adverse effects were to be settled by arbitration.

The history of the NFA, however, has been one in which the governments and Manitoba Hydro have enjoyed the benefits of the Agreement, while failing to live up to their implementation obligations to the benefit of the affected First Nations. This legacy of the breach of the NFA has been clearly documented in official Canadian government reports.

In 1991, the Final Report of the Manitoba Aboriginal Justice Inquiry, chaired by the Chief Justice of the Province of Manitoba, reported:

> Breaches of the New Treaty.
>
> Manitoba Hydro obtained what it wanted as it proceeded with this massive project. The reaction from Aboriginal people has been far from positive. Only reserve residents were represented in the negotiations and were to receive any of the benefits. Many Metis and off_reserve Indians in the region still complain bitterly that their homes and traplines were destroyed and their hunting and fishing rights violated without any consultation or compensation.

Aboriginal people also argue that they were never told of the environmental destruction that would occur. They say that they were never told that graves would be washed away and fish habitats demolished, nor that an entire way of life for what previously had been strong communities would disappear. Over a decade later, they were still voicing their hurt and dissatisfaction to this Inquiry. Rosie Dumas, an elder from South Indian Lake, through an interpreter, told us:

> We used to make a good living out of our community ... [before] the flood. When you look into the future, there is really nothing there for us, for our children [and] grandchildren.

Another elder, Allison Kitchekeesik of Split Lake, through an interpreter, spoke of the future facing the community's young people:

> Their ways of life are shattered, Hydro has damaged many areas within our traplines.... Our fish are not safe to eat. I see how much damage Hydro has caused to our land and this is why I speak out.

Payments of $160 million have been made under the Northern Flood Agreement, including approximately $88 million from the federal government. Hydro has recently offered $243.5 million to bring the agreement to an end. The majority of the First Nations affected have rejected this offer, saying that some aspects of this modern_day treaty have yet to be fully implemented. The promised partnership concerning future decision making in the area has not been implemented. Again, governments have failed to adhere to all the terms of the treaty.

We believe the Northern Flood Agreement is a "land claims agreement" within section 35(3) of the *Constitution Act, 1982* and that the rights within the NFA are treaty rights within section 35(1). As a treaty, the Northern Flood Agreement must be interpreted liberally from the Indian perspective so that its true spirit and intent are honoured.

We recommend that:

> The governments of Manitoba and Canada recognize the Northern Flood Agreement as a treaty and honour and properly implement the NFA''s terms.
>
> Appropriate measures be taken to ensure that equivalent rights are granted by agreement to the other Aboriginal people affected by the flooding.

There have been many negative consequences in northern Manitoba over the past 30 years resulting from large_scale hydro_electric and timber development. We believe that if future projects are likely to have significant impact upon reserve lands or the exercise of harvesting rights by Aboriginal people, they should not proceed unless or until consultation has occurred and agreement has been reached with the Aboriginal communities to be affected. Such agreements should address efforts to minimize or eliminate any negative environmental repercussions, promote Aboriginal economic opportunities, and provide suitable alternative lands and financial compensation.

We recommend that:

> A moratorium be placed on major natural resource development projects unless, and until, agreements or treaties are reached with the Aboriginal people in the region who might be negatively affected by such projects in order to respect their Aboriginal or treaty rights in the territory concerned.

Unfortunately, 23 years after the NFA was signed and 10 years after the issue of the Aboriginal Justice Inquiry Report, it has never been implemented, despite the fact that the Government of Manitoba and Manitoba Hydro have acknowledged that the NFA is a treaty and thus implicitly that the NFA has constitutional status pursuant to s. 35 of the *Constitution Act, 1982*. The umbrella organization of the five original tribal signatories, the Northern Flood Committee, no longer exists, having collapsed in the 1980's as a result of governmental refusals to provide it with funding. Of the five tribal signatories, four have been persuaded to accept agreements that effectively terminate their perpetual NFA rights, in exchange for lump_sum payments. The Pimicikamak Cree Nation, however, alone among the five signatories, have refused to abandon their rights.

Thus the 1996 Final Report of the Canadian federal Royal Commission on Aboriginal Peoples, states:

> [NFA's] history has been marked by little or no implementation of NFA obligations and long, drawn out (and continuing) process of arbitration to force governments to implement their obligations.

Similarly, the June 1999 interim report of the Inter_Church Inquiry into Northern Flooding in Manitoba stated:

> We feel compelled to express our sense of dismay that the Northern Flood Agreement__which has been in effect for 22 years__has not provided the fair and equitable treatment it promised, particularly in the case of Cross Lake. The length of time it has taken to address adequately the effects of the hydro project on indigenous people in northern Manitoba is simply appalling.

As noted above, the Pimicikamak Cree Nation is the only one of the five tribes which *has refused to abandon its rights under the* NFA *treaty. The Pimicikamak Cree wants the* original Agreement implemented according to its spirit and intent, not through mass arbitration or other adversarial process, and certainly not through a once_only cash buyout deal that "implements" this perpetual Treaty through the extinguishment of most or all of its rights and benefits. For example, the Nation wants:

> Manitoba Hydro's obligation to "remove debris of any nature which results from the actual construction or from the flooding of land or by diversion of waters in the total area encompassed by the overall Project",

because of vast amounts of debris clogging thousands of miles of shorelines, rivermouths and other habitat (Article 5.3);

- Manitoba Hydro's, the government of Manitoba's and the government of Canada's obligation to "to employ, to the maximum possible extent, residents of the subject Reserves in all works and operations related to the Project and to implement forthwith practical measures necessary to achieve that objective, including opportunities for education, training, and particularly on_the_job training of any able and willing resident"(Article 18.5) (This Article is critical given over 80% unemployment among Pimicikamak Crees);

- affirmative access to an independent Arbitrator with broad powers and jurisdiction to fashion remedies where there are disputes between the NFA parties (Article 24);

- Manitoba Hydro's obligation to provide replacement community infrastructure in respect of tribal amenities adversely affected or destroyed by the project, including natural amenities such as recreational amenities, and to provide funds in perpetuity for their operation and maintenance (Article 12)

- the government of Manitoba's obligation to provide replacement lands in respect of flooded tribal reserve lands, on a 4:1 ratio, which shall include mineral rights (Article 4);

- the governments' and Manitoba Hydro's obligation to treat Pimicikamak Cree Nation and its citizens "fairly and equitably (Preamble D).

None of these obligations, which arose in 1977, have been implemented in any meaningful way. For example, not a single acre of flooded land has been replaced; until 1998, no clearing of debris had been undertaken (and such clearing as is now underway will take decades or more to complete); of the 40 or more jobs at the Manitoba Hydro generating station 10 miles form Cross Lake, only a negligible number have been held by Pimicikamak Crees over the last 23 years, and few other jobs that have arisen from the Project have gone to Crees; and little tribal infrastructure has been provided as required.

Violation of the Pimicikamak Cree's Fundamental Human Rights

The federal Canadian Human Rights Commission stated in its 1999 Annual Report that the situation facing Aboriginal peoples in Canada "remains one of Canada's most pressing human rights problems."

This frank overall assessment is echoed in the U.S. State Department's assessment of the human rights situation in Canada in respect of indigenous peoples:

> The treatment of aboriginal people continued to be one of the most important human rights problems facing the country. Disputes over land claims, self_ government, treaty rights, taxation, duty_free imports, fishing and hunting rights, and alleged harassment by police continued to be sources of tension on reserves. Aboriginal people remain underrepresented in the work force, overrepresented on welfare rolls and in

prison populations, and more susceptible to suicide and poverty than other population groups.

Like the United States and many other western democracies, Canada is a signatory to and has ratified what is arguably the most important international human rights instrument, the *International Covenant on Civil and Political Rights* of 1976. Canada regularly submits its human rights record to review by UN monitoring bodies. It also accepts the authority of the UN Human Rights Committee to hear complaints form Canadian citizens under the Optional Protocol to the International Covenant on Civil and political Rights. Accordingly, in April 1999, Canada underwent five_year periodic review by the UN Human Rights Committee in regard to its conformity with and respect for the requirements of the *International Covenant on Civil and Political Rights* of 1976.

The April 1999 Concluding Observations of the Human Rights Committee with respect to Canada's treatment of indigenous peoples in Canada include the following judgements:

> The Committee notes that, as the State party acknowledged, the situation of the aboriginal peoples remains "the most pressing human rights issue facing Canadians". In this connection, the Committee is particularly concerned that the State party has not yet implemented the recommendations of the Royal Commission on Aboriginal Peoples (RCAP). With reference to the conclusion by RCAP that without a greater share of lands and resources institutions of aboriginal self_government will fail, the Committee emphasizes that the right to self_determination requires, *inter alia*, that all peoples must be able to freely dispose of their natural wealth and resources and that they may not be deprived of their own means of subsistence (art. 1, para. 2). The Committee recommends that decisive and urgent action be taken towards the full implementation of the RCAP recommendations on land and resource allocation. The Committee also recommends that the practice of extinguishing inherent aboriginal rights be abandoned as incompatible with article 1 of the Covenant.

It is obvious that the situation affecting Pimicikamak Cree Nation is a crime example not only of the failure of Canada to provide for self-determination by permitting all of its peoples to freely dispose of their natural resources, but also of the attempt to extinguish aboriginal rights, as was done with the other four tribal signatories to the NFA. The UN Human Rights Committee was thus sufficiently concerned with the practice of governmental extinguishment of the rights of indigenous peoples in Canada that it felt compelled to find these practices incompatible with Canada's international human rights obligations.

It is apparent that policies and practices of the governments of Canada and Manitoba, as well as their instrumentality, Manitoba Hydro, have involved serious violations of the rights of the Pimicikamak Cree tribe via Manitoba Hydro's hydroelectric mega_project

The XCEL Connection

Approximately 25% of Manitoba Hydro's revenue from electric production is derived from the export of electricity to the United States. According to the 10K for 1999 filed by the Company's predecessor, Northern States Power Company, some 17% of the electricity generated by Manitoba Hydro was purchased by Xcel. (See footnote 14 to Northern States Power's financial statements.) Xcel is Manitoba Hydro's largest customer. Three quarters of all of the electric energy generated by Manitoba Hydro is generated on the Churchill-Nelson Rivers Project.

Mirroring these statistics is the fact, according to Northern States Power's 10K for 1999, that 11% of Company's power was purchased from Manitoba Hydro. (See pages 10-11.)

The inter-dependence of Xcel and Manitoba Hydro can only be expected to grow.

Projected electricity growth within Manitoba is low. Accordingly, Manitoba Hydro is focusing its efforts on an expanded export market, which will involve construction of new hydroelectric generating facilities in the Churchill and Nelson Rivers watershed __ and, inevitably, further river diversions and destruction of additional habitat in the Northern Flood Agreement project area. In March, 2000, Manitoba Hydros 49th Annual Report confirms that:

> The attractive market for export sales has caused Manitoba Hydro to revise its long_term plans for electricity generation in the province. ... Manitoba Hydro is also examining the options for additional hydroelectric generating facilities in Northern Manitoba.... The electricity produced by any such future developments would be sold into the export market...

On the flip side, Northern States Powers' 10K for 1999 reports (page 10) that it projects a need of an additional capacity of 2,400 megawatts by the year 2012, which represents approximately 33% of its current generating capacity of slightly more than 7,000 megawatts. The 10K states that Xcel does not intend to build any additional generating capacity, but instead will make up the shortfall via conservation, the use of renewables such as wind, with the remainder of the shortfall being obtained from purchased power.

Since Manitoba Hydro will be exporting more electricity and Xcel will be purchasing more electricity, one can only assume that their interdependence, now at 17% and 11% , will only increase.

In short: more electricity exports from Manitoba to Xcel equals more destruction of Pimicikamak environment, economies, habitats and people __ contributing to the possible ultimate cultural extinction of the Pimicikamak Crees as an indigenous society.

Thus, the symbiotic relationship between Xcel and Manitoba Hydro will only strengthen in the future, to the irreparable harm of the Pimicikamak Nation.

EXHIBIT B

The Company has the burden of establishing the applicability of any of the grounds for exclusion set forth in Rule 14a-8. Rule 14a-8(g) (Question 7). The Company has clearly failed to meet this burden.

In order for a shareholder proposal to be omitted by virtue of Rule 14a_8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

We believe that it is clear that the Proponents' shareholder proposal raises important policy matters, not in the abstract, but as they directly impact Xcel.

The Staff has opined that a shareholder proposal which addresses important native rights and the environment cannot be excluded under the ordinary business rubric. *Occidental Petroleum Corporation* (March 6, 2000); *Occidental Petroleum Corporation* (February 9, 1999); *Unocal Corporation* (March 6, 1996). See also *Unocal Corporation* (March 2, 1995)(involving (c)(5), where similar criteria are applied). Similarly, the impact of major corporate operations on indigenous peoples was at issue in *Exxon Corporation* (January 30, 1995), where, in interpreting (c)(5), the Staff found that, because of the impact of a mining project on the environment and on native treaty rights, a shareholder proposal concerning those mining operations was significant to the registrant even though the proposal was not economically significant to the company.

Since it is clear beyond cavil that the Proponents' shareholder proposal addresses important native rights and environmental issues, the only question is whether these concerns are sufficiently related to Xcel so as to raise important policy concerns as to that issuer. We believe that there can be no doubt but that such policy concerns are directly applicable to Xcel. As noted above, it is Manitoba Hydro's largest customer, and can only be expected to become even larger. In turn, Xcel is wholly dependent on Manitoba Hydro, which is the largest source of power for Xcel's own system.

Finally, we note that the Commission is required by law to give special consideration to environmental questions. See 42 U.S.C.A. 4332.

In conclusion, since the Proponents' shareholder proposal raises important policy matters concerning both the environment and human rights, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponents shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated December 20, 2001

The proposal recommends that the board of directors develop and implement policies and practices requiring Xcel to obtain future power supplies from sources that do not have undue adverse impacts on the Pimicikamak Cree Nation and other indigenous peoples.

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Xcel may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete the phrase "in legislation filed in the Minnesota state legislature." Accordingly, we will not recommend enforcement action to the Commission if Xcel omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Xcel may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Xcel may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jonathan Ingram
Special Counsel